Exhibit 2.8

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Ceres Global Ag Corp. (“Ceres”) 1920 Yonge Street, Suite 200 Toronto, ON M4S 3E2
Item 2	Date of Material Change
July 25, 2014
Item 3	News Release

A news release in respect of the material change described in this Report was issued by the Corporation on July 25, 2014. The news release was distributed in Canada through Canada Newswire and was filed on the System for Electronic Document Analysis and Retrieval (SEDAR). A copy of the text of the news release is attached as Schedule “A”.

Item 4	Summary of Material Change

The Corporation announced the appointment of Pat Bracken as its new President and Chief Executive Officer and a member of the Corporation’s Board of Directors. Mr. Bracken will be assuming his new role on September 1, 2014.

Item 5	Full Description of Material Change
Please refer to the Corporation’s July 25, 2014 press release attached as Schedule “A”.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable
Item 7	Omitted Information
Not Applicable
Item 8	Executive Officer
Further information can be obtained from Douglas E. Speers, Chairman of the Board of the Corporation, at 416-572-7715.
Item 9	Date of Report
July 28, 2014

Schedule A

Ceres Global Ag Corp. Appoints New President and Chief Executive Officer

Toronto, ON, July 25, 2014 – Ceres Global Ag Corp. (“Ceres” or the “Company”) (TSX: CRP) announced today the appointment of Pat Bracken as the new President and Chief Executive Officer of the Company. Mr. Bracken brings with him over 30 years of experience in both the agribusiness and energy sectors and has held senior management positions throughout his career with a major international agribusiness and energy company. Mr. Bracken will also serve as a member of the Company’s Board of Directors.

“We are very pleased to have someone of Pat’s caliber to lead Ceres through its next phase”, said Doug Speers, Chairman of the Board. “His experience and hands-on leadership in the grain and energy sectors will be extremely valuable to the Company’s operations and future plans.”

The Board of Directors of Ceres would like to thank Michael Detlefsen for his dedication and leadership during the Company’s transition from a third party managed company to an internal management structure.

Mr. Bracken will be assuming his new role on September 1, 2014 and will work with Mr. Detlefsen and the Company’s management team through September to effect a smooth transition.

About Ceres Global Ag Corp. (ceresglobalagcorp.com)

Ceres Global Ag Corp. is a Toronto‐based company focused on two primary businesses: a Grain Storage, Handling and Merchandising unit, anchored by its 100% ownership of Riverland Ag Corp., and a Commodity Logistics unit, containing its 25% interest in Stewart Southern Railway Inc. and its development of the Northgate, SK Commodity Logistics Centre. Riverland Ag Corp. is a collection of nine (9) grain storage and handling assets in Minnesota, New York, and Ontario having aggregate storage capacity of approximately 48 million bushels. Riverland Ag also manages two (2) facilities in Wyoming on behalf of its customer‐owner. Stewart Southern Railway Inc. is a short-line railway with a range of 130 kilometres that operates in South‐eastern Saskatchewan. The Northgate Commodity Logistics Centre is a proposed $90 million grain, oil and oilfield supplies transloading site being developed in conjunction with Riverland Ag and several potential energy company partners, connected to BNSF Railway.

For more information please contact:

Ross Marshall
TMX Equicom
(416) 815-0700 ext. 238
rmarshall@tmxequicom.com